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                                  EXHIBIT 23.1





                                      E-5
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                       Consent of Independent Auditors



The Board of Directors
First Fidelity Bancorporation


We consent to the incorporation by reference in this Registration Statement on Form S-8 of First Fidelity Bancorporation of our report dated January 18, 1995, relating to the consolidated statements of condition of First Fidelity Bancorporation and subsidiaries as of December 31, 1994 and 1993 and the related consolidated statements of income, changes in stockholders' equity and cash flows for each of the years in the three year period ended December 31, 1994, which report appears in the December 31, 1994 annual report on form 10K of First Fidelity Bancorporation which is incorporated herein by reference. Our report refers to changes in the methods of accounting for income taxes, postretirement benefits other than pensions, postemployment benefits, and investments in 1993.


/s/ KPMG PEAT MARWICK LLP

New York, New York
September 27, 1995